SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

686164104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 686164104 13 G Page 2 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners VI, L.P. (“SVP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,635,055 shares, except that Sofinnova Management VI, L.L.C. (“SM VI”), the general partner of SVP VI, may be deemed to have sole voting power, and Michael F. Powell (“Powell”), Alain L. Azan (“Azan”), James I. Healy, M.D., Ph.D. (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,635,055 shares, except that SM VI, the general partner of SVP VI, may be deemed to have sole dispositive power and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,635,055 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 686164104 13 G Page 3 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Affiliates VI, L.P. (“SVA VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
22,255 shares, except that SM VI, the general partner of SVA VI, may be deemed to have sole voting power, and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
22,255 shares, except that SM VI, the general partner of SVA VI, may be deemed to have sole dispositive power, and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,255 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 686164104 13 G Page 4 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners VI GmbH & Co. KG (“SVP VI KG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
323,944 shares, except that SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
323,944 shares, except that SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,944 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 686164104 13 G Page 5 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management VI, L.L.C. (“SM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  SM VI, the general partner of SVP VI and SVA VI, may be deemed to have sole voting power over the shares owned directly by SVP VI and SVA VI, and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.  SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole voting power over the shares owned by SVP VI KG, and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  SM VI, the general partner of SVP VI and SVA VI, may be deemed to have sole dispositive power over the shares owned directly by SVP VI and SVA VI, and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.  SM VI, the managing limited partner of SVP VI KG, may be deemd to have sole dispositive power over the shares owned by SVP VI KG, and Powell, Azan, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,254 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 686164104 13 G Page 6 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael F. Powell (“Powell”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,305 shares (of which 24,304 are shares underlying an option exercisable within 60 days of 12/31/09).
6

SHARED VOTING POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  Powell is a managing member of SM VI, the general partner of each of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and may be deemed to have shared power to vote the shares held by each of SVP VI, SVA VI and SVP VI KG.

	7	SOLE DISPOSITIVE POWER 24,305 shares (of which 24,304 are shares underlying an option exercisable within 60 days of 12/31/09).
8

SHARED DISPOSITIVE POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  Powell is a managing member of SM VI, the general partner of each of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and may be deemed to have shared power to dispose of the shares held by each of SVP VI, SVA VI and SVP VI KG.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,559 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 686164104 13 G Page 7 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alain L. Azan (“Azan”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  Azan is a managing member of SM VI, the general partner of each of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and may be deemed to have shared power to vote the shares held by each of SVP VI, SVA VI and SVP VI KG.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  Azan is a managing member of SM VI, the general partner of each of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and may be deemed to have shared power to dispose of the shares held by each of SVP VI, SVA VI and SVP VI KG.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,254 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 686164104 13 G Page 8 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James I. Healy, M.D., Ph.D. (“Healy”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  Healy is a managing member of SM VI, the general partner of each of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and may be deemed to have shared power to vote the shares held by each of SVP VI, SVA VI and SVP VI KG.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  Healy is a managing member of SM VI, the general partner of each of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and may be deemed to have shared power to dispose of the shares held by each of SVP VI, SVA VI and SVP VI KG.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,254 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 686164104 13 G Page 9 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eric P. Buatois (“Buatois”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  Buatois is a managing member of SM VI, the general partner of each of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and may be deemed to have shared power to vote the shares held by each of SVP VI, SVA VI and SVP VI KG.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
1,981,254 shares, of which 1,635,055 shares are owned directly by SVP VI, 22,255 shares are owned directly by SVA VI and 323,944 shares are owned directly by SVP VI KG.  Buatois is a managing member of SM VI, the general partner of each of SVP VI and SVA VI and the managing limited partner of SVP VI KG, and may be deemed to have shared power to dispose of the shares held by each of SVP VI, SVA VI and SVP VI KG.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,254 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 686164104 13 G Page 10 of 16

This Amendment No. 2 amends and restates in its entirety the Schedule 13G previously filed by Sofinnova Venture Partners VI, L.P. (“SVP VI”), Sofinnova Venture Affiliates VI, L.P. (“SVA VI”), Sofinnova Venture Partners VI GmbH & Co. KG (“SVP VI KG”), Sofinnova Management VI, L.L.C. (“SM VI”), Michael F. Powell (“Powell”), Alain L. Azan (“Azan”), James I. Healy, M.D., Ph.D. (“Healy”) and Eric P. Buatois (“Buatois”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).

NAME OF ISSUER

Orexigen Therapeutics, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3344 North Torrey Pines Court, Suite 200
La Jolla, CA 92037

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by Sofinnova Venture Partners VI, L.P. (“SVP VI”), Sofinnova Venture Affiliates VI, L.P. (“SVA VI”), Sofinnova Venture Partners VI GmbH & Co. KG (“SVP VI KG”), Sofinnova Management VI, L.L.C. (“SM VI”), Michael F. Powell (“Powell”), Alain L. Azan (“Azan”), James I. Healy, M.D., Ph.D. (“Healy”) and Eric P. Buatois (“Buatois”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SM VI, the general partner of SVP VI and SVA VI, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SVP VI and SVA VI.  Powell, Azan, Healy and Buatois are the managing members of SM VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVP VI and SVA VI.

SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SVP VI KG.  Powell, Azan, Healy and Buatois are the managing members of SM VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVP VI KG.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Sofinnova Ventures, Inc.

140 Geary Street, 10th Floor

San Francisco, California  94108

ITEM 2(C)

CITIZENSHIP

SVP VI and SVA VI are Delaware limited partnerships.  SVP VI KG is a German limited partnership.  SM VI is a Delaware limited liability company.  Powell, Azan, and Healy are United States citizens. Buatois is a French citizen.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 686164104

CUSIP NO. 686164104 13 G Page 11 of 16

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒  Yes

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Please see Item 5.

CUSIP NO. 686164104 13 G Page 12 of 16

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 686164104 13 G Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2010
SOFINNOVA VENTURE PARTNERS VI, L.P., a Delaware Limited Partnership
By: Sofinnova Management VI, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber______________________________
Nathalie Auber Attorney-in-Fact*

SOFINNOVA VENTURE AFFILIATES VI, L.P., a Delaware Limited Partnership
By: Sofinnova Management VI, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber______________________________
Nathalie Auber Attorney-in-Fact*

SOFINNOVA VENTURE PARTNERS VI GMBH & CO. KG, a German limited partnership
By: Sofinnova Management VI, L.L.C., a Delaware Limited Liability Company
Its: Managing Limited Partner

By: /s/ Nathalie Auber______________________________
Nathalie Auber Attorney-in-Fact*

SOFINNOVA MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company

By: /s/ Nathalie Auber______________________________
Nathalie Auber Attorney-in-Fact*

JAMES I. HEALY, M.D., PH.D.

By: /s/ Nathalie Auber______________________________
Nathalie Auber Attorney-in-Fact*

CUSIP NO. 686164104 13 G Page 14 of 16

MICHAEL F. POWELL

By:	/s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact*

ALAIN L. AZAN

By:	/s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact*

ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 686164104 13 G Page 15 of 16

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 686164104 13 G Page 16 of 16

EXHIBIT A

Agreement of Joint Filing

An Agreement of Joint Filing is on file as Exhibit A to the original Schedule of 13G filed by the Reporting Persons.